UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2004

Commission File Number: 001-13196

Desc, S.A. de C.V.

(Translation of registrant’s name into English)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is included in this report on Form 6-K:

Item
1.	English Translation of a Press Release, dated July 21, 2004, announcing Registrant’s Second Quarter 2004 results
2.	Consolidated Financial Statements of Registrant, at June 30, 2004 and 2003, in the format required to be filed with the Mexican Stock Exchange

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Item 1

DESC ANNOUNCES SECOND QUARTER 2004 RESULTS

Mexico City, July 21, 2004 - Desc, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its results for the second quarter ended June 30, 2004 (2Q04). Except as noted below, all figures were prepared according to generally accepted accounting principles in Mexico (Mexican GAAP). Unless otherwise noted below, the 2Q03 results have been adjusted to exclude the financial figures for Desc’s aluminum wheel and adhesive and sealant businesses and the Chiluca real estate project, which were sold in 2003. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without these divested businesses and real estate project and, thus, unless otherwise noted comparisons below are to the adjusted 2Q03 figures.

The results for 2Q04 demonstrate Desc’s efforts under a strict expense control to return to profitability by following its strategic plan and focusing on its core businesses. This is reflected in the strength of Desc’s balance sheet as well as in the stabilization of cash flows.

Highlights

•	Sales and exports were 11.7% and 15.3% higher, respectively, when compared to 2Q03.

•	Operating expenses reached 14.6% of sales, which represents a reduction of 9.9% when compared to 2Q03.

•	EBITDA reached US$50 million, which represents an increase of 58.1% when compared to 2Q03.

•	Volume and sales prices increased, which partially offset the rise in raw material costs.

•	There were significant improvements in Desc’s financial situation, such as a reduction in the debt level and an optimization of its average cost of financing.

•	Desc prepaid US$279 million of its debt, thereby reducing its total debt by approximately 26.6%.

•	Internal cash flow generation completely financed working capital and part of the debt reduction.

DESC, S.A. DE C.V. and SUBSIDIARIES

Table 1. Consolidated Figures

(Figures in millions of constant Pesos (Ps.) and U.S. dollars (US$))

Desc, S.A. de C.V. And Subsidiaries

	2Q04	Adjusted 2Q03[5]	2Q04 vs. Adjusted 2Q03[5]	Actual 2Q03	2Q04 vs. Actual 2Q03	1Q04	2Q04 vs. 1Q04
Sales (Ps.) [3]	5,680	4,862	16.8%	5,999	-5.3%	5,360	6.0%
Sales (US $) [1]	498	446	11.7%	550	-9.3%	486	2.6%
Exports (US $) [2]	241	209	15.3%	212	13.7%	232	4.0%
Operating Income (Ps.) [3]	243	23	960.2%	461	-47.3%	248	-1.8%
Operating Income (US $) [1]	21	2	858.1%	42	-49.6%	23	-5.2%
Operating Margin	4.3%	0.5%				4.6%
EBITDA (Ps.) [3,4]	572	351	62.8%	805	-29.0%	564	1.3%
EBITDA (US $) [1,4]	50	32	58.1%	74	-32.0%	51	-1.7%
Net Majority Income (Ps.) [3]	-140	-163	-14.1%	131	-207.6%	-117	19.7%
Net Majority Income (US $) [1]	-12	-15	-20.0%	12	-204.4%	-11	9.1%

[1]	Figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.
[2]	All export figures are based on real sales invoiced in U.S. dollars.
[3]	All figures in this report are expressed in constant pesos as of June 30, 2004.
[4]	“EBITDA”, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization, all of which are presented under generally accepted principles in Mexico. EBITDA is presented herein because Desc believes it provides useful information regarding Desc’s ability to service its debt. “EBITDA” should not be considered in isolation or as a substitute for Desc’s consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. Please refer to the section entitled Non-GAAP Financial Reconciliation Tables for a reconciliation of EBITDA to Operating Income.
[5]	The Adjusted 2Q03 totals exclude the financial figures for Desc’s aluminum wheel and adhesive and sealant businesses and the Chiluca real estate project, which were sold. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without these divested businesses and real estate project.

Second Quarter 2004 Results

EBITDA

Consolidated EBITDA1 in dollars totaled US$50 million in 2Q04. This represents a significant increase of 58.1% when compared to 2Q032 and a 27.3% increase in the first half of 2004 compared to the same period in 2003, which reflects the improvement in all of the sectors’ results. In addition, it demonstrates that results have stabilized during the last two quarters.

[1]	“EBITDA”, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization, all of which are presented under generally accepted principles in Mexico. EBITDA is presented herein because Desc believes it provides useful information regarding Desc’s ability to service its debt. “EBITDA” should not be considered in isolation or as a substitute for Desc’s consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. Please refer to the section entitled Non-GAAP Financial Reconciliation Tables for a reconciliation of EBITDA to Operating Income.
[2]	The adjusted 2003 information excludes the financial figures for Desc’s aluminum wheel and adhesive and sealant businesses and the Chiluca real estate project, which were sold. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without these divested businesses and real estate project.

Operating Expenses

During 2Q04, there was a marked reduction in operating expenses of 9.9% when compared to 2Q031, which is in-line with the goals established at the beginning of 2004.

1	The adjusted 2003 information excludes the financial figures for Desc’s aluminum wheel and adhesive and sealant businesses and the Chiluca real estate project, which were sold in 2003. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without these divested businesses and real estate project.

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Second Quarter 2004 Results

Debt Structure

During 2Q04, Desc’s total debt declined by US$279 million, or 26.6%, when compared to 1Q04, from US$1,048 million to US$769 million.

Table 2. Debt Breakdown

(Figures in millions of U.S. dollars)

	Mar-31-03	Jun-30-03	Sep-30-03	Dec-31-03	Mar-31-04	Jun-30-04
Cash	103	82	117	62	61	36
Total Debt	1,082	1,069	1,084	1,052	1,048	769
Net Debt	979	987	967	990	987	733
Interest Coverage	2.6x	2.45x	2.7x	2.9x	2.9x	2.7x
Leverage Ratio*	4.9x	4.8x	5.5x	4.9x	4.9x	4.1x

*	The Leverage Ratio is equal to (Total Debt less Cash plus US$50 million) / EBITDA for the last 12 months.

As of 4Q03, the way of calculating the Leverage Ratio changed, and in order for all the figures to be comparable, all previous quarters were recalculated.

As a result of the proceeds from the capital increase and cash generated by Desc’s businesses, Desc made debt prepayments totaling US$279 million. The prepayments reduced net debt by approximately 25.7%, leaving a balance of US$733 million. Notably, in the last 18 months, the total debt has decreased by US$409 million.

These prepayments were applied in the following manner: US$162 million towards long-term bank credit agreements, US$40 million towards revolving bank credit agreements (both were part of the credit agreements restructured last December), US$74 million towards Desc’s 8.75% coupon bond due October 2007, and US$3 million towards other credit agreements.

The following is a breakdown of Desc’s total debt:

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Second Quarter 2004 Results

As of June 30, 2004, the total debt mix was 67% dollar-denominated, 9% peso-denominated and 24% in UDIS and the debt maturity profile was 95% long-term and 5% short-term. The average cost of debt as of that date was 5.17% for the dollar-denominated debt and 8.86% for the peso-denominated debt.

Financing expenses were US$15.3 million in 2Q04, which represents a decline of 16.8% when compared to 1Q04. In addition, due to debt prepayments, the new interest rate for Desc’s credit agreements restructured last December, applicable as of 2Q04, are as follows: LIBOR + 250 basis points for the dollar debt facility, TIIE + 250 basis points for the peso debt facility, and LIBOR + 250 basis points for the revolving credit facility.

Sales and Exports

During 2Q04, dollar-denominated sales increased 11.7% compared to 2Q03, from US$446 million to US$498 million. Similarly, there was an increase of 10.1% in dollar-denominated sales during the first half of 2004 when compared to the first half of 2003.

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Second Quarter 2004 Results

Total exports totaled US$241 million in 2Q04, which represents an increase of 15.3% when compared to 2Q03. The main drivers were the increases in export sales in the Automotive, Chemical and Food sectors, which were 4.0%, 33.4% and 18.6%, respectively, higher than in 2Q03. For the first half of 2004 compared to 2003, the increase was 12.2%.

Operating Income

Consolidated operating income in dollars posted a notable increase in 2Q04 totaling US$21 million, which is US$19 million higher than in 2Q03 and US$23 million higher than in the first half of 2003.

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Second Quarter 2004 Results

Results by Sector

Automotive Sector

Table 3 shows the figures obtained for the Automotive Sector.

Table 3. Automotive Sector Results

(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

Automotive Sector

	2Q04	Adjusted 2Q03[2]	2Q04 vs. Adjusted 2Q03[2]	Actual 2Q03	2Q04 vs. Actual 2Q03	1Q04	2Q04 vs. 1Q04
Sales (Ps.)	2,067	1,889	9.4%	1,924	7.4%	2,177	-5.1%
Sales (US $)	181	173	4.7%	176	2.8%	197	-7.9%
Exports (US $)	122	117	4.0%	120	1.6%	133	-8.4%
Operating Income (Ps.)	34	55	-37.3%	44	-21.5%	141	-75.7%
Operating Income (US $)	3	5	-39.8%	4	-24.8%	13	-76.7%
Operating Margin	1.7%	2.9%		0		6.5%
EBITDA (Ps.) [1]	216	237	-8.9%	234	-7.6%	319	-32.3%
EBITDA (US $) [1]	19	22	-12.8%	21	-11.5%	29	-34.5%

[1]	“EBITDA”, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization, all of which are presented under generally accepted principles in Mexico. EBITDA is presented herein because Desc believes it provides useful information regarding Desc’s ability to service its debt. “EBITDA” should not be considered in isolation or as a substitute for Desc’s consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. Please refer to the section entitled Non-GAAP Financial Reconciliation Tables for a reconciliation of EBITDA to Operating Income.
[2]	The Adjusted 2Q03 totals exclude the financial figures for Desc’s aluminum wheel business, which was sold. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without this divested business.

During the second quarter of 2004 sales reached US$181 million, an increase of 4.7% compared to 2Q03. This is attributed to a higher sales volume (i) from the Tractor Project related to the cardan shaft, forge and axle businesses and (ii) in the gear business for Dana related to the BMW X5 platform.

Revenues for this period decreased 7.9% compared to 1Q04 due primarily to the unplanned strike at a Volkswagen plant, which impacted Desc’s constant velocity joint business, and a contraction in the aftermarket.

Operating income in dollars decreased by 39.8% in 2Q04 compared to 2Q03, which is attributed to sharp increases in the prices of raw materials (steel and scrap, including transportation costs payable by Desc) that affected Desc’s transmission, wheel, forging and foundry businesses.

The negative effect of steel prices has been partially offset by a reduction in expenses resulting from Desc’s administrative and operating restructuring implemented at the end of 2003. In addition, negotiations with customers continue in an effort to pass on these cost increases to customers.

Export sales were US$122 million, which represents a 4.0% increase compared to the same period last year. This was due to increased sales stemming from the Tractor Project and increased gear sales.

Average capacity utilization during 2Q04 was 59%. However, there were plants operating at 80% capacity or in some cases, above capacity, such as Desc’s axle, gear, cardan shaft and foundry businesses.

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Second Quarter 2004 Results

Chemical Sector

Table 4 shows the figures for the Chemical Sector.

Table 4. Chemical Sector Results

(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

Chemical Sector

	2Q04	Adjusted 2Q03[2]	2Q04 vs. Adjusted 2Q03[2]	Actual 2Q03	2Q04 vs. Actual 2Q03	1Q04	2Q04 vs. 1Q04
Sales (Ps.)	2,196	1,681	30.7%	1,956	12.3%	1,867	17.6%
Sales (US $)	193	154	25.5%	179	7.4%	169	13.8%
Exports (US $)	88	66	33.7%	66	33.7%	71	23.9%
Operating Income (Ps.)	73	7	885.1%	56	31.6%	32	128.1%
Operating Income (US $)	6	1	475.2%	5	25.4%	3	119.4%
Operating Margin	3.3%	0.4%				1.7%
EBITDA (Ps.) [1]	157	86	81.7%	143	9.6%	112	40.2%
EBITDA (US $) [1]	14	8	79.4%	13	4.7%	10	35.2%

[1]	“EBITDA”, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization, all of which are presented under generally accepted principles in Mexico. EBITDA is presented herein because Desc believes it provides useful information regarding Desc’s ability to service its debt. “EBITDA” should not be considered in isolation or as a substitute for Desc’s consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. Please refer to the section entitled Non-GAAP Financial Reconciliation Tables for a reconciliation of EBITDA to Operating Income.
[2]	The Adjusted 2Q03 totals exclude the financial figures for Desc’s adhesive and sealant businesses, which was sold in 2003. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without this divested business.

Sales reached US$193 million in 2Q04, representing an increase of 25.5% compared to 2Q03 and 13.8% with respect to 1Q04, due mainly to higher sales volumes in all of Desc’s chemicals businesses, as well as increased prices.

The principal raw material costs continue to increase due to rising oil and butadiene monomer prices (as result of a scarcity of butadiene monomer in the international market, because the main suppliers of this raw material continue with allocation plans due to the imbalance that exists between supply and demand. This plan has been aggravated by the temporary exit of one of Repsol’s production units, a situation that has further increased prices.

The higher operating margins are fundamentally due to the rise in sales volume, an improved performance of the plants through greater installed capacity utilization, as is the case with phosphates, laminates and particle boards, as well as stricter controls in operating expenses.

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Second Quarter 2004 Results

Food Sector

Table 5 shows the figures obtained in the Food Sector.

Table 5. Food Sector Figures

(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

Food Sector

	2Q04	2Q03	2Q04 vs. 2Q03	1Q04	2Q04 vs. 1Q04
Sales (Ps.)	1,084	932	16.3%	1,017	6.5%
Sales (US $)	95	85	11.4%	92	3.0%
Exports (US $)	31	26	18.6%	27	12.7%
Operating Income (Ps.)	87	26	236.2%	58	51.6%
Operating Income (US $)	8	2	219.8%	5	48.1%
Operating Margin	8.1%	2.8%		5.7%
EBITDA (Ps.) [1]	127	68	88.5%	95	33.5%
EBITDA (US $) [1]	11	6	80.0%	9	30.2%

[1]	“EBITDA”, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization, all of which are presented under generally accepted principles in Mexico. EBITDA is presented herein because Desc believes it provides useful information regarding Desc’s ability to service its debt. “EBITDA” should not be considered in isolation or as a substitute for Desc’s consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. Please refer to the section entitled Non-GAAP Financial Reconciliation Tables for a reconciliation of EBITDA to Operating Income.

Branded Products

During 2Q04, sales increased 4.7% in comparison to 2Q03, which is principally due to higher sales in most of Desc’s food product lines, including: “Del Fuerte” brand tomato paste, a 16% increase in sales in comparison to 2Q03 and a market share of 65.9%; “Embasa” brand ketchup with a market share of 23%; and “Zuko” and “Livean” brand powdered beverage mix continue growing successfully with increases in volume of 80% and 97%, respectively, in comparison to 2Q03.

In the domestic market, sales volume increased by 10% in comparison to the previous year. The products with the greatest growth are: tomato paste 17%, ketchup 18%, jellies 9%, tuna 19%, powered beverage mix 79%, gelatin 10% and coffee 7%.

In our U.S. business (Authentic Specialty Foods), sales to supermarkets increased 4.3% in comparison to 2Q03; sales to restaurants increased by 14.6% in comparison to 2Q03; and sales to fast food restaurants grew by 9.4% in comparison to 2Q03.

Desc has increased the prices for some of its food products, which has been offset in part by an increase in raw material costs. Tuna prices have increased 21% year-to-date to counteract the increases in fish, packaging and soybean oil.

In comparison to 2Q03, operating income in 2Q04 increased by 137.1% due to improved sales, improved costs from plant efficiency and the use of fresh tomatoes, in addition to positive changes in operations and the strict control of expenses that compensated for the increases in raw material and packaging costs.

At the Santa Rosa Plant, Desc invested in a project to develop healthy vegetable products in a new and modern container. The new plant for processing and packing foods was equipped in a record time for Desc of 5 months by Corfuerte and Tetra Pak, which is a leader in the food processing and packing field. In the first phase, a new line of vegetables was introduced to the market: potato cubes, chayote, zucchini and carrots, which complement an existing line of vegetable salads, baby corn, peas and carrots, and baby peas.

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Second Quarter 2004 Results

The launching of the new line of Del Fuerte vegetables in innovative packaging, Tetra Recart by Tetra Pak, marks the beginning of a new era for Desc of a healthy foods category. Its weight and shape brings several advantages to retailers during its distribution and display. For the consumer, it provides safety, ease in opening, and convenience in its handling and use. For Corfuerte, this is an extremely important step towards becoming a modern, leading company in its field.

Pork Business

Pork prices continued the upward trend through 2Q04, increasing 23.2% compared to 2Q03, which offset the increases in grain and soy paste costs. This resulted in an improved operating margin which rose from 2.7% in 2Q03 to 10.5% in 2Q04. Another positive effect was the improved sales in the export market due to higher export sales to Japan.

Sales volume for the quarter decreased by 14.9% in comparison to the same period last year due to the closing of the Bajío operations in May.

The capacity utilization rate remains 100% in the southeast region given the strong demand levels.

The following table provides the operating margins of Desc’s branded products and pork businesses:

Table 6. Food Sector – Relevant Figures

	2Q04	2Q03	2Q04 vs. 2Q03
Branded Products
Sales (millions of US$)	57	55	4.7%
Operating Margin	6.5%	2.9%
Pork Business
Sales (millions of US$)	38	31	23.2%
Operating Margin	10.5%	2.7%

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Second Quarter 2004 Results

Real Estate Sector

Table 7 shows figures for the Real Estate Sector.

Table 7. Real Estate Sector Figures

(Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

Real Estate Sector

	2Q04	Adjusted 2Q03[2]	2Q04 vs. Adjusted 2Q03[2]	Actual 2Q03	2Q04 vs. Actual 2Q03	1Q04	2Q04 vs. 1Q04
Sales (Ps.)	332	347	-4.2%	1,173	-71.7%	292	13.7%
Sales (US $)	29	32	-9.9%	107	-72.9%	27	9.4%
Operating Income (Ps.)	69	-42	NA	458	-85.0%	41	66.2%
Operating Income (US $)	6	-4	NA	33	-85.7%	4	55.3%
Operating Margin	20.7%	-12.1%				14.2%
EBITDA (Ps.) [1]	74	-35	NA	464	-84.0%	47	58.5%
EBITDA (US $) [1]	6	-3	NA	33	-84.8%	4	48.8%

[1]	“EBITDA”, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization, all of which are presented under generally accepted principles in Mexico. EBITDA is presented herein because Desc believes it provides useful information regarding Desc’s ability to service its debt. “EBITDA” should not be considered in isolation or as a substitute for Desc’s consolidated income statements or other financial statements prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. Please refer to the section entitled Non-GAAP Financial Reconciliation Tables for a reconciliation of EBITDA to Operating Income.
[2]	The Adjusted 2Q03 totals exclude the financial figures for the Chiluca real estate project, which was sold in 2003. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without this divested real estate project.

Sales in 2Q04 reached US$29 million, equivalent to a 9.4% increase compared to the previous quarter. 2Q04 revenue decreased 9.9% in comparison to 2Q03.

Sales for 2Q04 were attributable to the following projects:

•	Punta Mita 74.8%

•	Santa Fe Shopping Center Reserve 20.4%

•	Bosques de Santa Fe 4.8%

Operating income totaled US$6 million in 2Q04, compared to the loss recorded in 2Q03.

The Punta Mita project continues enjoying excellent acceptance in the market. During the second quarter, Desc sold a beachfront lot, three golf course lots and six villas. In addition, negotiations were completed for the sale of land in front of the golf course for the development of 125 villas, which will be developed over the next five years.

The three remaining lots in the Santa Fe Shopping Center Reserve were sold, leaving no remaining lots for sale.

In Bosques de Santa Fe, practically no single-family lots remain in inventory, while 18 residential lots and approximately 200 multi-family units remain for sale.

Contacts:	Marisol Vázquez-Mellado Mollón/Jorge Padilla Ezeta
Tel.: (5255) 5261 8000
investor.relation@desc.com.mx

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Second Quarter 2004 Results

àà Financial Tables Follow àà

FINANCIAL INDICATORS

	2Q04	1Q04	4Q03	3Q03	2Q03	1Q03
Interest Coverage	2.7x	2.9x	2.9x	2.7x	2.45x	2.6x
Short-Term Debt	5%	3%	3%	29%	27%	23%
Long-Term Debt	95%	97%	97%	71%	73%	77%
Peso & Udi-denominated debt	33%	31%	30%	30%	32%	31%
Dollar-denominated debt	67%	69%	70%	70%	68%	69%

TOTAL OUTSTANDING SHARES

“A” Shares	1,166,108,597	51.10%
“B” Shares	1,115,690,363	48.90%
Total	2,281,798,960	100.00%

Non-GAAP Financial Reconciliation Tables1

Desc, S.A. de C.V. And Subsidiaries

Figures in millions of constant pesos (Ps.) and U.S. Dollars (US$)

	2Q04	Adjusted 2Q03[1]	2Q04 vs Adjusted 2Q03[1]	Actual 2Q03	2Q04 vs Actual 2Q03	1Q04	2Q04 vs. 4Q03
Operating Income (Ps.)	243	23	960.2%	461	-47.3%	248	-1.8%
Operating Income (US $)	21	2	858.0%	42	-49.6%	23	-5.2%
Depreciation and Amortization (Ps.)	329	328	0.3%	344	0.3%	316	4.1%
Depreciation and Amortization (US $)	29	30	-0.3%	32	-3.3%	28	3.6%
EBITDA (Ps.)	572	351	62.8%	805	-29.0%	564	1.3%
EBITDA (US $)	50	32	55.1%	74	-32.0%	51	-1.7%

[1]	The Adjusted 2Q03 totals exclude the financial figures for Desc’s aluminum wheel and adhesive and sealant businesses and the Chiluca real estate project, which were sold. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without these divested businesses and real estate project.

[1]	2003 Figures do not include operations from the Aluminum Wheel, Adhesive and Sealant businesses, as well as real estate projects sold.

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Second Quarter 2004 Results

Automotive Sector

Figures in millions of constant pesos (Ps.) and U.S. Dollars (US$)

	2Q04	Adjusted 2Q03[1]	2Q04 vs Adjusted 2Q03[1]	Actual 2Q03	2Q04 vs Actual 2Q03	1Q04	2Q04 vs. 1Q04
Operating Income (Ps.)	34	55	-37.3%	44	-21.5%	141	-75.7%
Operating Income (US $)	3	5	-39.8%	4	-24.8%	13	-76.7%
Depreciation and Amortization (Ps.)	182	182	0.0%	190	0.0%	178	2.2%
Depreciation and Amortization (US $)	16	17	-5.9%	17	-5.9%	16	0.0%
EBITDA (Ps.)	216	237	-8.9%	234	-7.6%	319	-32.3%
EBITDA (US $)	19	22	-12.8%	21	-11.5%	29	-34.5%

[1]	The Adjusted 2Q03 totals exclude the financial figures for Desc’s aluminum wheel business, which was sold. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without this divested business.

Chemical Sector

Figures in millions of constant pesos (Ps.) and U.S. Dollars (US$)

	2Q04	Adjusted 2Q03[1]	2Q04 vs Adjusted 2Q03[1]	Actual 2Q03	2Q04 vs Actual 2Q03	1Q04	2Q04 vs. 1Q04
Operating Income (Ps.)	73	7	885.1%	56	31.6%	32	128.1%
Operating Income (US $)	6	1	475.2%	5	25.4%	3	119.4%
Depreciation and Amortization (Ps.)	84	79	6.3%	87	6.3%	80	5.0%
Depreciation and Amortization (US $)	8	7	14.3%	8	14.3%	7	14.3%
EBITDA (Ps.)	157	86	81.7%	143	9.6%	112	40.2%
EBITDA (US $)	14	8	79.4%	13	4.7%	10	35.2%

[1]	The Adjusted 2Q03 totals exclude the financial figures for Desc’s adhesive and sealant businesses, which was sold in 2003. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without this divested business.

Food Sector

Figures in millions of constant pesos (Ps.) and U.S. Dollars (US$)

	2Q04	2Q03	2Q04 vs 2Q03	1Q04	2Q04 vs. 1Q04
Operating Income (Ps.)	87	26	236.2%	58	51.6%
Operating Income (US $)	8	2	219.8%	5	48.1%
Depreciation and Amortization (Ps.)	40	42	-4.8%	37	8.1%
Depreciation and Amortization (US $)	3	4	-25.0%	4	-25.0%
EBITDA (Ps.)	127	68	88.5%	95	33.5%
EBITDA (US $)	11	6	80.0%	9	30.2%

12

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Second Quarter 2004 Results

Real Estate Sector

Figures in millions of constant pesos (Ps.) and U.S. Dollars (US$)

	2Q04	Adjusted 2Q03[1]	2Q04 vs Adjusted 2Q03[1]	Actual 2Q03	2Q04 vs Actual 2Q03	1Q04	2Q04 vs. 1Q04
Operating Income (Ps.)	69	-42	NA	458	-85.0%	41	66.2%
Operating Income (US $)	6	-4	NA	33	-85.7%	4	55.3%
Depreciation and Amortization (Ps.)	5	7	-28.6%	6	-28.6%	6	-16.6%
Depreciation and Amortization (US $)	0	1	-28.5%	0	-100.0%	0	0.0%
EBITDA (Ps.)	74	-35	NA	464	-84.0%	47	58.5%
EBITDA (US $)	6	-3	NA	33	-84.8%	4	48.8%

[1]	The Adjusted 2Q03 totals exclude the financial figures for the Chiluca real estate project, which was sold in 2003. Management believes that investors can better evaluate and analyze Desc’s historical and future business trends if they consider results of operations without this divested real estate project.

13

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Second Quarter 2004 Results

Desc, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(In millions of constant pesos, as of June 30, 2004).

	2004	2003	%
Assets

Current Assets:
Cash and Short Term Investments	410	889	-53.8%
Account Receivable (net)	5,454	4,842	12.6%
Inventories and Other Assets	3,231	3,165	2.1%
Total Current Assets	9,095	8,896	2.2%

Long-term Accounts Receivable	1,201	1,115	7.7%
Land held for development and real estate projects	3,619	3,755	-3.6%
Fixed Assets	11,384	13,567	-16.1%
Deferred Assets (net)	630	1,586	-60.3%
Other Assets	1,222	1,135	7.7%
Total Assets	27,151	30,054	-9.7%

Liabilities

Current Liabilities:
Banks Loans	433	3,087	-86.0%
Suppliers	2,130	2,210	-3.6%
Taxes to be paid	261	683	-61.9%
Other Liabilities	1,664	1,605	3.7%
Total Current Liabilities	4,488	7,585	-40.8%

Long-Term Debt	8,428	8,541	-1.3%
Deferred Taxes	817	1,458	-44.0%
Other	812	593	37.0%
Total Liabilities	14,545	18,177	-20.0%

Stockholders’ Equity
Capital Stock	30	18	66.7%
Paid-in Surplus	3,810	1,170	225.5%
Restatement of Paid-In Capital Stock	11,913	11,242	6.0%
Cumulative effect of restatement, net	-6,774	-4,455	52.0%
Total Majority Interest	8,979	7,975	12.6%

Minority Interest	3,627	3,902	-7.1%
Total Stockholders’ Equity	12,606	11,877	6.1%
Total Liabilities and Stockholders’ Equity	27,151	30,054

14

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Second Quarter 2004 Results

Desc, S.A. de C.V. and Subsidiaries

Consolidated Income Statements

(In millions of constant pesos, as of June 30, 2004)

The financial figures below have not been adjusted to exclude the operations and businesses divested in 2003.

	2Q04	2Q03	Var.
Net Sales	5,680	5,999	-5.3%
Cost of Sales	4,607	4,587	0.4%
Gross Profit	1,073	1,412	-24.0%

Operating Expenses
Administrative and Selling Expenses	830	951	-12.7%
Operating Income	243	461	-47.3%

Interest Expense	174	189	-7.9%
Interest Income	(9)	(5)	80.0%
Exchange Gain (loss), net	120	(175)	NA
Gain on Monetary Position	4	(43)	NA
Others	63	85	-25.9%
Comprehensive Financial Result	352	51	590.2%

Other Expenses	(33)	(24)	37.5%

Income before Provisions	(76)	434	NA

Provisions for:

Income and Asset Tax	45	95	-52.6%
Employee Profit Sharing	16	16	0.0%
Deferred Income Taxes	(29)	117	NA
Total Taxes	32	228	-86.0%

Net Consolidated Income	(108)	206	NA

	32	75	-57.3%
Minority Interest	—	—
Majority Net Income	(140)	131	NA

12 months Net Income per Share	(1.57)	(0.74)
Number of shares outstanding:	2,282	1,369
(Thousands of shares)
Operating Income+Depreciation	572	805	-29.0%

15

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Second Quarter 2004 Results

This press release contains “forward-looking statements” (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc’s management with respect to future events. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” and “should” and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading “Risk Factors” in Desc’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

16

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Item 2

CONSOLIDATED BALANCE SHEET

AT JUNE 31 OF 2004 AND 2003

(Thousands of Pesos)

REF S	CONCEPTS	SECOND QUARTER OF PRESENT YEAR		SECOND QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	27,151,029	100%	30,053,694	100%

2	CURRENT ASSETS	9,095,899	34%	8,896,265	30%
3	CASH AND SHORT-TERM INVESTMENTS	410,327	2%	889,109	3%
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	4,315,397	16%	3,210,043	11%
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,138,904	4%	1,631,972	5%
6	INVENTORIES	3,231,271	12%	3,165,141	12%
7	OTHER CURRENT ASSETS	0	0%	0	0%
8	LONG-TERM	5,014,730	18%	4,933,724	18%
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,201,117	4%	1,114,568	4%
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	194,767	1%	64,531	0%
11	OTHER INVESTMENTS	3,618,846	13%	3,754,625	14%
12	PROPERTY, PLANT AND EQUIPMENT	11,383,968	42%	13,567,342	45%
13	PROPERTY	6,213,991	23%	7,165,834	26%
14	MACHINERY AND INDUSTRIAL EQUIPMENT (NET)	15,931,791	59%	17,025,203	57%
15	OTHER EQUIPMENT	3,205,217	12%	2,038,840	8%
16	ACCUMULATED DEPRECIATION	-14,352,452	-53%	-13,673,523	-45%
17	CONSTRUCTION IN PROGRESS	385,421	1%	1,010,988	4%
18	DEFERRED ASSETS (NET)	629,524	2%	1,585,676	5%
19	OTHER ASSETS	1,026,908	4%	1,070,687	4%

20	TOTAL LIABILITIES	14,545,163	100%	18,176,868	100%
21	CURRENT LIABILITIES	4,487,785	31%	7,585,060	42%
22	SUPPLIERS	2,129,715	15%	2,209,928	12%
23	BANK LOANS	432,832	3%	3,087,291	17%
24	STOCK MARKET LOANS	0	0%	0	0%
25	TAXES TO BE PAID	260,536	2%	683,277	4%
26	OTHER CURRENT LIABILITIES	1,664,702	11%	1,604,564	9%
27	LONG-TERM LIABILITIES	8,428,230	58%	8,540,851	47%
28	BANK LOANS	6,106,382	42%	6,216,861	34%
29	STOCK MARKET LOANS	2,321,848	16%	2,323,990	13%
30	OTHER LOANS	0	0%	0	0%
31	DEFERRED LOANS	816,768	6%	1,457,860	8%
32	OTHER LIABILITIES	812,380	6%	593,097	3%

33	CONSOLIDATED STOCK HOLDERS’ EQUITY	12,605,866	100%	11,876,826	100%
34	MINORITY INTEREST	3,627,089	29%	3,902,319	33%
35	MAJORITY INTEREST	8,978,777	71%	7,974,507	67%
36	CONTRIBUTED CAPITAL	15,752,956	125%	12,430,641	105%
37	PAID-IN CAPITAL STOCK (NOMINAL)	29,663	0%	17,798	0%
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	11,913,228	95%	11,242,453	95%
39	PREMIUM ON SALES OF SHARES	3,810,065	30%	1,170,390	10%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	CAPITAL INCREASE (DECREASE)	-6,774,179	-54%	-4,456,134	-38%
42	RETAINED EARNINGS AND CAPITAL RESERVE	17,525,927	139%	18,348,606	154%
43	REPURCHASE FUND OF SHARES	907,079	7%	907,079	8%
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER’S EQUITY	-24,950,088	-198%	-23,504,957	-198%
45	NET INCOME FOR THE YEAR	-257,097	-2%	-206,862	-2%

www.desc.com.mx

CONSOLIDATED BALANCE SHEET

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	SECOND QUARTER OF PRESENT YEAR		SECOND QUARTER OF LAST YEAR
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	410,327	100%	889,109	100%
46	CASH	251,337	61%	359,870	40%
47	SHORT-TERM INVESTMENTS	158,990	39%	529,239	60%

18	DEFERRED ASSETS (NET)	629,524	100%	1,585,676	100%
48	AMORTIZED OR REDEEMED EXPENSES	0	0%	0	0%
49	GOODWILL	629,524	100%	1,585,676	100%
50	DEFERRED TAXES	0	0%	0	0%
51	OTHERS	0	0%	0	0%

21	CURRENT LIABILITIES	4,487,785	100%	7,585,060	100%
52	FOREIGN CURRENCY LIABILITIES	2,095,229	47%	4,445,223	59%
53	MEXICAN PESOS LIABILITIES	2,392,556	53%	3,139,837	41%

24	STOCK MARKET LOANS	0	0%	0	0%
54	COMMERCIAL PAPER	0	0%	0	0%
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0%	0	0%
56	CURRENT MATURITIES OF BONDS	0	0%	0	0%

26	OTHER CURRENT LIABILITIES	1,664,702	100%	1,604,564	100%
57	OTHER CURRENT LIABILITIES WITH COST	0	0%	0	0%
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,664,702	100%	1,604,564	100%

27	LONG-TERM LIABILITIES	8,428,230	100%	8,540,851	100%
59	FOREIGN CURRENCY LIABILITIES	5,215,237	62%	5,040,093	59%
60	MEXICAN PESOS LIABILITIES	3,212,993	38%	3,500,758	41%

29	STOCK MARKET LOANS	2,321,848	100%	2,323,990	100%
61	BONDS		0%		0%
62	MEDIUM TERM NOTES	2,321,848	100%	2,323,990	100%

30	OTHER LOANS
63	OTHER LOANS WITH COST	0	0%	0	0%
64	OTHER LOANS WITHOUT COST	0	0%	0	0%

31	DEFERRED LOANS	816,768	100%	1,457,860	100%
65	NEGATIVE GOODWILL	0	0%	0	0%
66	DEFERRED TAXES	816,768	100%	1,457,860	100%
67	OTHERS	0	0%	0	0%

32	OTHER LIABILITIES	812,380	100%	593,097	100%
68	RESERVES	0	0%	0	0%
69	OTHERS LIABILITIES	812,380	100%	593,097	100%

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS’ EQUITY	-24,950,088	100%	-23,504,957	100%
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0%	0	0%
71	INCOME FROM NON-MONETARY POSITION ASSETS	-24,950,088	100%	-23,504,957	100%

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CONSOLIDATED BALANCE SHEET

OTHER CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	SECOND QUARTER OF PRESENT YEAR	SECOND QUARTER OF LAST YEAR
		Amount	Amount
72	WORKING CAPITAL	4,608,114	1,311,205
73	PENSIONS FUND AND SENIORITY PREMIUMS	405,503	579,269
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	4,257	5,794
76	WORKERS (*)	9,482	10,262
77	CIRCULATION SHARES (*)	2,281,798,960	1,369,079,376
78	REPURCHASED SHARES (*)	0	0

(*)	THESE AMOUNTS ARE EXPRESSED IN UNITS

www.desc.com.mx

CONSOLIDATED INCOME STATEMENT

FROM JANUARY THE 1ST TO JUNE 30 OF 2004 AND 2003

(Thousands of Pesos)

REF R	CONCEPTS	SECOND QUARTER OF PRESENT YEAR		SECOND QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	11,039,893	100%	11,345,785	100%
2	COST OF SALES	8,898,956	81%	8,780,722	77%
3	GROSS INCOME	2,140,937	19%	2,565,063	23%
4	OPERATING EXPENSES	1,650,044	15%	1,876,196	17%
5	OPERATING INCOME	490,893	4%	688,867	6%
6	TOTAL FINANCING COST	487,853	4%	502,916	4%
7	INCOME AFTER FINANCING COST	3,040	0%	185,951	2%
8	OTHER FINANCIAL OPERATIONS	-5,922	0%	59,761	1%
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	8,962	0%	126,190	1%
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	164,571	1%	324,684	3%
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	-155,609	-1%	-198,494	-2%
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	905	0%	0	0%
13	CONSOLIDATED NET INCOME OF CONTINUOUS	-156,514	-1%	-198,494	-2%
14	INCOME OF DISCONTINUOUS OPERATIONS	12,333	0%	-73,317	-1%
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	-168,847	-2%	-125,177	-1%
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0%	0	0%
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0%	0	0%
18	NET CONSOLIDATED INCOME	-168,847	-2%	-125,177	-1%
19	NET INCOME OF MINORITY INTEREST	88,250	1%	81,685	1%
20	NET INCOME OF MAJORITY INTEREST	-257,097	-2%	-206,862	-2%

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CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	SECOND QUARTER OF PRESENT YEAR		SECOND QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	11,039,893	100%	11,345,784	100%
21	DOMESTIC	5,733,754	52%	6,584,851	58%
22	FOREIGN	5,306,139	48%	4,760,933	42%
23	TRANSLATED INTO DOLLARS (***)	473,262	4%	427,862	4%

6	TOTAL FINANCING COST	487,853	100%	502,916	100%
24	INTEREST PAID	476,147	98%	526,319	105%
25	EXCHANGE LOSSES	117,317	24%	77,536	15%
26	INTEREST EARNED	11,434	2%	-17,052	-3%
27	EXCHANGE PROFITS	0	0%	0	0%
28	GAIN DUE TO MONETARY POSITION	-134,138	-27%	-121,567	-24%
42	LOSS IN UDI’s ACTUALIZATION	39,961	8%	37,680	7%
43	PROFIT IN UDI’s ACTUALIZATION	0	0%	0	0%

8	OTHER FINANCIAL OPERATIONS	-5,922	100%	59,761	100%
29	OTHER NET EXPENSES (INCOME) NET	-5,922	100%	59,761	100%
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0%	0	0%
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0%	0	0%

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	164,571	100%	324,684	100%
32	INCOME TAX	114,227	69%	186,987	58%
33	DEFERRED INCOME TAX	6,748	4%	97,904	30%
34	WORKERS’ PROFIT SHARING	43,596	26%	39,793	12%
35	DEFERRED WORKERS’ PROFIT SHARING	0	0%	0	0%

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CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	SECOND QUARTER OF PRESENT YEAR	SECOND QUARTER OF LAST YEAR
		Amount	Amount
36	TOTAL SALES	11,472,901	11,925,242
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	21,803,153	21,235,403
39	OPERATION INCOME (**)	658,198	900,252
40	NET INCOME OF MAJORITY INTEREST (**)	-2,486,697	-1,168,694
41	NET CONSOLIDATED INCOME (**)	-2,286,450	-1,286,431

(**)	BASED ON INFORMATION FOR THE LAST TWELVE MONTHS

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CONSOLIDATED INCOME STATEMENT

FROM APRIL THE 2ND TO JUNE THE 30th OF 2004 AND 2003

(Thousands of Pesos)

REF R	CONCEPTS	SECOND QUARTER PRESENT YEAR		SECOND QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	5,680,059	100%	5,999,042	100%
2	COST OF SALES	4,607,230	81%	4,586,583	76%
3	GROSS INCOME	1,072,829	19%	1,412,459	24%
4	OPERATING EXPENSES	829,556	15%	951,054	16%
5	OPERATING INCOME	243,273	4%	461,405	8%
6	TOTAL FINANCING COST	351,765	6%	51,038	1%
7	INCOME AFTER FINANCING COST	-108,492	-2%	410,367	7%
8	OTHER FINANCIAL OPERATIONS	-45,052	-1%	53,744	1%
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	-63,440	-1%	356,623	6%
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	32,406	1%	228,313	4%
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	-95,846	-2%	128,310	2%
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(479)	0%	0	0%
13	CONSOLIDATED NET INCOME OF CONTINUOUS	-96,325	-2%	128,310	2%
14	INCOME OF DISCONTINUOUS OPERATIONS	12,038	0%	-77,487	-1%
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	-108,363	-2%	205,797	3%
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0%	0	0%
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0%	0	0%
18	NET CONSOLIDATED INCOME	-108,363	-2%	205,797	3%
19	NET INCOME OF MINORITY INTEREST	32,111	1%	75,269	1%
20	NET INCOME OF MAJORITY INTEREST	-140,474	-2%	130,528	2%

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CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	SECOND QUARTER OF PRESENT YEAR		SECOND QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	5,680,059	100%	5,999,042	100%
21	DOMESTIC	2,932,984	52%	3,684,672	61%
22	FOREIGN	2,747,075	48%	2,314,370	39%
23	TRANSLATED INTO DOLLARS (***)	241,175	4%	212,180	4%

6	TOTAL FINANCING COST	351,765	100%	51,038	100%
24	INTEREST PAID	236,979	67%	274,969	539%
25	EXCHANGE LOSSES	117,621	33%	-167,681	-329%
26	INTEREST EARNED	9,181	3%	5,419	11%
27	EXCHANGE PROFITS	0	0%	0	0%
28	GAIN DUE TO MONETARY POSITION	4,222	1%	-43,325	-85%
29	LOSS IN UDI’s ACTUALIZATION	2,124	1%	0	0%
	PROFIT IN UDI’s ACTUALIZATION	0	0%	7,506	15%
8	OTHER FINANCIAL OPERATIONS	-45,052	100%	53,744	100%
29	OTHER NET EXPENSES (INCOME) NET	-45,052	100%	53,744	100%
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0%	0	0%
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0%	0	0%

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	32,406	100%	228,313	100%
32	INCOME TAX	44,886	139%	91,653	40%
33	DEFERRED INCOME TAX	-29,063	-90%	120,308	53%
34	WORKERS’ PROFIT SHARING	16,583	51%	16,352	7%
35	DEFERRED WORKERS’ PROFIT SHARING	0	0%	0	0%

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CONSOLIDATED CASH FLOW STATEMENT

FROM JANUARY THE 1ST TO JUNE 30 OF 2004 AND 2003

(Thousands of Pesos)

REF C	CONCEPTS	SECOND QUARTER OF PRESENT YEAR	SECOND QUARTER OF LAST YEAR
		Amount	Amount
1	CONSOLIDATED NET INCOME	-168,847	-125,177
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	722,226	692,252
3	CASH FLOW FROM NET INCOME OF THE YEAR	553,379	567,075
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-597,137	-561,445
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	-43,758	5,630
6	CASH FLOW FROM EXTERNAL FINANCING	-3,131,518	-1,273,166
7	CASH FLOW FROM INTERNAL FINANCING	2,649,128	0
8	CASH FLOW GENERATED (USED) BY FINANCING	-482,390	-1,273,166
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	204,793	-385,874
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-321,355	-1,653,410
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	731,682	2,542,519
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	410,327	889,109

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CONSOLIDATED CASH FLOW STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	SECOND QUARTER OF PRESENT YEAR	SECOND QUARTER OF LAST YEAR
		Amount	Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE	722,226	692,252
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	645,440	692,252
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	76,786	0

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-597,137	-561,445

18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-654,773	-975,479
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	81,268	80,262
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-44,519	159,020
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	194,732	1,419
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	-173,845	173,333

6	CASH FLOW FROM EXTERNAL FINANCING	-3,131,518	-1,273,166

23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-14,890	-1,080,126
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	-3,116,628	-193,040
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	2,649,128	0

30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	2649128
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	204,793	-385,874

34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-128,255	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	84,646	-205,837
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	308,820	-180,037
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-60,418	0

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RATIOS

CONSOLIDATED

REF P	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR		SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO NET SALES	-1.53%		-1.1%
2	NET INCOME TO STOCK HOLDERS’ EQUITY (**)	-27.7%		-14.66%
3	NET INCOME TO TOTAL ASSETS (**)	-8.42%		-4.28%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0%		0%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-79.44%		-97.12%
	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.8	TIMES	0.71	TIMES
7	NET SALES TO FIXED ASSETS (**)	1.92	TIMES	1.57	TIMES
8	INVENTORIES ROTATION (**)	5.48	TIMES	5.22	TIMES
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	61	DAYS	44	DAYS
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.75%		0%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.57%		60.48%
12	TOTAL LIABILITIES TO STOCK HOLDERS’ EQUITY	1.15	TIMES	1.53	TIMES
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	50.26%		52.18%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	74.04%		62.95%
15	OPERATING INCOME TO INTEREST PAID	1.03	TIMES	1.31	TIMES
16	NET SALES TO TOTAL LIABILITIES (**)	1.5	TIME	1.17	TIME
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.03	TIME	1.17	TIME
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.31	TIME	0.76	TIME
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.63	TIME	0.49	TIME
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	9.14%		11.72%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	5.01%		5%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-5.41%		-4.95%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	-0.09	TIME	0.01	TIME
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	649.17%		100%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-549.17%		0%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	41.33%		53.34%

(**)	BASED ON INFORMATION FOR THE LAST TWELVE MONTHS

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DATA PER SHARE

REF D	CONCEPTS	SECOND QUARTER OF PRESENT FINANCIAL YEAR		SECOND QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	-1.57		-0.74
2	BASIC PROFIT PER PREFERENT SHARE (**)	0		0
3	DILUTED PROFIT PER ORDINARY SHARE (**)	0		0
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	0		0
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0		0
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0		0
8	CARRYING VALUE PER SHARE	3.93		5.82
9	CASH DIVIDEND ACCUMULATED PER SHARE	0		0
10	DIVIDEND IN SHARES PER SHARE	0	SHARES	0	SHARES
11	MARKET PRICE TO CARRYING VALUE	3.26	TIME	0.72	TIME
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0	TIME	0	TIME
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0		0

(**)	TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

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Auditor Notes

[ENGLISH TRANSLATION]

SIGNIFICANT ACCOUNTING POLICIES

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE BALANCES INCLUDED IN THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED FOR INCLUSION THEREIN. ALTHOUGH ACTUAL RESULTS MAY DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED WERE APPROPRIATE IN THE CIRCUMSTANCES.

THE SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE AS FOLLOWS:

CHANGES IN ACCOUNTING POLICIES – IN 2001 THE NEW BULLETIN C-2 “FINANCIAL INSTRUMENTS”, WENT INTO EFFECT. THIS BULLETIN ESTABILSHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS, AND REQUIRES RECOGNITION OF ALL EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, UNDER NET COMPREHENSIVE FINANCIAL RESULT. THE FINANCIAL INSTRUMENTS THAT HAVE BEEN DESIGNATED AND EFFECTIVELY FUNCTION AS HEDGING OF ASSETS AND LIABILITIES OR FUTURE TRANSACTIONS WILL AFFECT THE ASSETS, LIABILITIES OR THE RESPECTIVE TRANSACTIONS WHEN THEY ARE REALIZED, SETTLED OR TAKE PLACE, RESPECTIVELY.

AS OF 2001, INTERNATIONAL ACCOUNTING STANDARD 40, “INVESTMENT PROPERTIES,” ENTERED INTO EFFECT ON A SUPPLEMENTAL BASIS, ESTABLISHING VALUATION CRITERIA FOR PROPERTIES WHOSE PURPOSE IS TO GENERATE PROFITS OR INCREASE VALUE OR BOTH. PURSUANT TO CIRCULAR 55 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THE VALUATION MODEL APPLICABLE TO MEXICO IS THE COST MODEL, WHICH ESTABLISHES THAT SUCH PROPERTIES MUST BE VALUED AT ACQUISITION AND/OR CONSTRUCTION COST AND ARE RESTATED BY APPLYING THE NPCI, LESS THE RESPECTIVE ACCUMULATED DEPRECIATION.

BEGINNING JANUARY 2000, THE COMPANY ADOPTED THE PROVISIONS OF NEW BULLETIN D-4, “ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING”. THE EFFECT OF THE ADOPTION WAS TO RECOGNIZE, AN INITIAL LONG-TERM LIABILITY FOR DEFERRED INCOME TAXES AFFECTING STOCKHOLDERS’ EQUITY UNDER “CUMULATIVE EFFECT OF INITIAL RECOGNITION OF DEFERRED INCOME TAXES”.

AS A RESULT OF THE IMPLEMENTATION OF THE ADOPTION OF BULLETIN D-4 MENTIONED ABOVE, THE COMPANY CHANGED ITS METHOD FOR RECORDING THE EFFECT FROM TAX CONSOLIDATION. UNTIL 1999, IT WAS RECORDED IN THE YEAR IN WHICH THE RESPECTIVE ANNUAL CONSOLIDATED TAX RETURN WAS FILED. BEGINNING IN 2000, THIS BENEFIT IS RECORDED IN RESULTS OF THE YEAR IN WHICH THE BENEFIT IS GENERATED.

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BASIS OF CONSOLIDATION – THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF DESC AND THE SUBSIDIARIES IN WHICH THERE IS STOCKHOLDING AND ADMINISTRATIVE CONTROL. ALL SIGNIFICANT INTERCOMPANY TRANSACTIONS AND BALANCES HAVE BEEN ELIMINATED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS.

THE EQUITY IN NET INCOME (LOSS) AND CHANGES IN STOCKHOLDERS’ EQUITY OF THOSE SUBSIDIARIES THAT WERE ACQUIRED OR SOLD, HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS AS OF OR UP TO THE DATE ON WHICH THE TRANSACTIONS TOOK PLACE AND WAS RESTATED IN TERMS OF THE PURCHASING POWER AS OF THE END OF THE LATEST PERIOD.

INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES ARE RECORDED USING THE EQUITY METHOD.

TRANSLATION OF FINANCIAL STATEMENTS OF SUBSIDIARIES – THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT AN INTEGRAL PART OF THE MEXICAN COMPANIES (“FOREIGN ENTITIES”), ARE RESTATED FOR THE INFLATION RATE OF THE RESPECTIVE FOREIGN COUNTRY AND ARE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE END OF THE YEAR. THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE AN INTEGRAL PART OF THE MEXICAN COMPANIES (“INTEGRATED FOREIGN OPERATIONS”), ARE TRANSLATED USING YEAR-END EXCHANGE RATES FOR MONETARY ITEMS AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, AND THE TRANSLATED FINANCIAL STATEMENTS ARE THEN RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) OF MEXICO. THE EFFECTS OF TRANSLATING FOREIGN ENTITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS’ EQUITY IN THE “CUMULATIVE EFFECT OF RESTATEMENT” ACCOUNT. THE EFFECTS OF TRANSLATING INTEGRATED FOREIGN OPERATIONS ARE INCLUDED IN THE “INTEGRAL FINANCING RESULT” OF THE YEAR IN THE “MONETARY POSITION GAIN” ACCOUNT. SUCH EFFECTS ARE NOT SIGNIFICANT.

RECOGNITION OF THE EFFECTS OF INFLATION – THE COMPANIES RESTATE ALL OF THEIR FINANCIAL STATEMENTS IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE END OF THE LATEST PERIOD, THEREBY COMPREHENSIVELY RECOGNIZING THE EFFECTS OF INFLATION. THE PRIOR YEAR AMOUNTS PRESENTED HEREIN DIFFER FROM THOSE ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE RESPECTIVE YEAR. CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, BECAUSE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER.

CASH EQUIVALENTS – INVESTMENTS IN MARKETABLE SECURITIES CONSIST MAINLY OF ACCEPTANCES, BANK PROMISSORY NOTES, AND PAPER ISSUED BY THE MEXICAN AND UNITED STATES OF AMERICA GOVERNMENTS, AT MARKET (COST PLUS ACCRUED INTEREST).

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INVENTORIES AND COST OF SALES – INVENTORIES ARE ORIGINALLY RECORDED AT THEIR ACQUISITION OR MANUFACTURING COST AND RESTATED TO THEIR SPECIFIC NET REPLACEMENT COST WITHOUT EXCEEDING NET REALIZABLE VALUE. SUBSTANTIALLY ALL SUBSIDIARIES COMPUTE COST OF SALES USING THE REPLACEMENT COST AT THE TIME OF SALE.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS – UNDEVELOPED LAND REPRESENTS LAND RESERVES THAT, TOGETHER WITH DEVELOPED LAND AND ONGOING AND COMPLETED PROJECTS, ARE CONSIDERED NON-CURRENT INVENTORIES, SINCE THEY ARE HELD FOR SALE. THEY INCLUDE ACQUISITION, DEVELOPMENT AND CONSTRUCTION COSTS AND ARE RESTATED IN U.S. DOLLARS BASED ON THE SLIPPAGE OF THE MARKET EXCHANGE RATE FOR THE PURPOSE OF SHOWING VALUES IN ACCORDANCE WITH THE CURRENT SITUATION OF THE REAL ESTATE MARKET.

THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE REAL ESTATE PROJECTS IN PROGRESS, IN ADDITION TO THEIR CONSTRUCTION AND DEVELOPMENT COSTS.

INVESTMENT IN SHARES – INVESTMENT IN SHARES HAS BEEN RECORDED USING THE EQUITY METHOD, BASED ON THE FINANCIAL STATEMENTS PREPARED ON THE SAME BASIS AS THOSE OF THE COMPANY, AND IS PRESENTED UNDER OTHER ASSETS IN THE BALANCE SHEET.

PROPERTY, PLANT AND EQUIPMENT – THESE ITEMS IS RECORDED AT ACQUISITION COST AND IS RESTATED BY USING NCPI FACTORS. FOR FOREIGN FIXED ASSETS, THEIR ACQUISITION COST IS RESTATED FOR INFLATION OF THE COUNTRY OF ORIGIN AND THE FLUCTUATION OF THE MEXICAN PESO AGAINST SUCH CURRENCY IS CONSIDERED.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE REMAINING USEFUL LIVES OF THE ASSETS.

THE COMPANIES CAPITALIZE THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE CONSTRUCTION IN PROGRESS AND THE INSTALLATION OF EQUIPMENT, UNTIL THEY ARE PLACED IN SERVICE.

IMPAIRMENT OF FIXED ASSETS – THE AMOUNTS SHOWN IN THE ACCOMPANYING CONSOLIDATED STATEMENTS OF INCOME BASICALLY REFER TO THE REDUCTION IN VALUE OF PROPERTY AND EQUIPMENT OF SOME PRODUCTION FACILITIES, IN ORDER TO REFLECT THEIR REALIZABLE VALUE IN ACCORDANCE WITH THE CURRENT SITUATION OF SUCH BUSINESSES.

GOODWILL – THE GOODWILL RESULTING FROM ACQUISITIONS MADE IN EXCESS OF BOOK VALUE IS AMORTIZED OVER PERIODS RANGING FROM FIVE TO 20 YEARS, THE TERMS OVER WHICH THE BENEFITS FROM THE INVESTMENT WILL BE REALIZED.

FINANCIAL INSTRUMENTS – FINANCIAL ASSETS AND LIABILITIES RESULTING FROM ANY TYPE OF FINANCIAL INSTRUMENT, EXCEPT FOR INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY, ARE PRESENTED IN THE BALANCE SHEET AT FAIR VALUE. THE EFFECTS OF THE

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VALUATION OF A FINANCIAL ASSET OR LIABILITY ARE RECOGNIZED IN RESULTS OF OPERATIONS OF THE RESPECTIVE PERIOD. INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY ARE VALUED AT ACQUISITION COST. THE COSTS AND YIELDS OF FINANCIAL INSTRUMENTS ARE RECOGNIZED IN RESULTS OF THE PERIOD IN WHICH THEY OCCUR.

DERIVATE FINANCIAL INSTRUMENTS – THE INTERNAL CONTROL SYSTEM ESTABLISHED BY THE COMPANY INCLUDES POLICIES AND PROCEDURES TO MANAGE ITS EXPOSURE TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES USING DERIVATIVE FINANCIAL INSTRUMENTS. THESE INSTRUMENTS ARE TRADED ONLY WITH AUTHORIZED INSTITUTIONS AND READING LIMITS HAVE BEEN ESTABLISHED FOR EACH INSTITUTION. THE COMPANY DOES NOT CARRY OUT TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS FOR THE PURPOSE OF SPECULATION.

THE DERIVATIVE FINANCIAL INSTRUMENTS CURRENTLY USED BY THE COMPANY ARE PRIMARILY HEDGE CONTRACTS TO REDUCE ITS EXPOSURE TO EXCHANGE RATE FLUCTUATIONS. PREMIUMS PAID ARE AMORTIZED OVER THE TERM OF THE DERIVATIVE FINANCIAL INSTRUMENT USING THE UNPAID BALANCE OF THE LIABILITY BEING HEDGED.

DERIVATIVE FINANCIAL INSTRUMENTS IDENTIFIED AS HEDGES ARE VALUED BY APPLYING THE SAME VALUATION CRITERIA USED FOR THE ASSETS OR LIABILITIES HEDGED, AND THE EFFECTS OF THEIR VALUATION ARE RECOGNIZED IN RESULTS OF OPERATIONS, NET OF COSTS, EXPENSES, OR REVENUE FROM THE ASSETS OR LIABILITIES WHOSE RISKS ARE BEING HEDGED. THE FINANCIAL ASSETS OR LIABILITIES GENERATED BY THESE INSTRUMENTS ARE PRESENTED IN THE BALANCE SHEET AS A REDUCTION OF THE LIABILITIES OR ASSETS WHOSE RISKS ARE BEING HEDGED.

INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING – INCOME TAX (ISR) AND EMPLOYEE STATUTORY PROFIT-SHARING (PTU) ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED. DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES, PLUS ANY FUTURE BENEFITS FROM TAX LOSS CARRYFORWARDS DEFERRED INCOME TAX ASSETS ARE REDUCES BY ANY BENEFITS THAT, IN THE OPINION OF MANAGEMENT, WILL PROBABLY NOT BE REALIZED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

THE ASSET TAX PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED ON THE BALANCE SHEET WITH DEFERRED ISR.

EMPLOYEE RETIREMENT OBLIGATIONS – THE LIABILITY FROM SENIORITY PREMIUMS, PENSIONS AND RETIREMENT PAYMENTS, WHICH IS SIMILAR TO A PENSION, IS RECORDED AS ACCRUED, AND IS CALCULATED BY INDEPENDENT

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ACTUARIES BASED ON THE PROJECTED CREDIT UNIT METHOD, AT REAL INTEREST RATES. THEREFORE, THE LIABILITY IS BEING RECOGNIZED WHICH, AT PRESENT VALUE, IS EXPECTED TO COVER THE OBLIGATION FOR THESE BENEFITS AT THE ESTIMATED RETIREMENT DATE OF ALL THE COMPANIES’ EMPLOYEES. SEVERANCE PAYMENTS ARE CHARGED TO RESULTS WHEN THEY ARE DETERMINED TO BE PAYABLE.

RESTATED STOCKHOLDERS’ EQUITY – THIS ITEM CONSISTS OF MONETARY POSITION RESULT ACCUMULATED THROUGH THE FIRST RESTATEMENT OF THE FINANCIAL STATEMENTS AND THE GAIN (LOSS) FROM HOLDING MONETARY ASSETS, BECAUSE PRICE LEVELS INCREASED ABOVE (BELOW) INFLATION.

REVENUE RECOGNITION – REVENUES OF THE SUBSIDIARIES OF THE AUTOPARTS, CHEMICAL AND FOOD SECTORS ARE RECOGNIZED WHEN THE INVENTORIES ARE DELIVERED OR SHIPPED TO CUSTOMERS AND CUSTOMERS ASSUME RESPONSIBILITY FOR THEM.

THE REAL ESTATE SECTOR RECOGNIZES THE REVENUES AND COSTS FROM SALES OF URBANIZED PLOTS OF LAND IN RESULTS WHEN THE SALES ARE FORMALIZED AND THE DEPOSITS SECURING THE TRANSACTION ARE RECEIVED. THE INDIVIDUAL ASSIGNMENT OF THE COST OF THE LAND AND REAL ESTATE PROJECT TAKES INTO CONSIDERATION THE RELATIVE SELLING PRICE OF THE TOTAL PROJECT SO AS TO MAINTAIN THE SAME PROFIT MARGIN THROUGHOUT THE PROJECT.

REVENUES AND COSTS FROM REAL ESTATE PROJECTS ARE RECORDED ORIGINALLY AS A DEFERRED CREDIT FOR CONSTRUCTION COMMITMENTS AND AS REAL ESTATE PROJECTS IN PROCESS, AND ARE RECOGNIZED IN RESULTS BASED ON THE “PERCENTAGE OF COMPLETION” METHOD. THEREFORE, REVENUE IS MATCHED WITH COSTS INCURRED TO REACH THE STAGE OF COMPLETION TO TERMINATE THE PROJECT. IF THE LAST ESTIMATED COSTS DETERMINED EXCEED THE TOTAL REVENUES CONTRACTED, THE RESPECTIVE PROVISION IS CHARGED TO RESULTS OF THE YEAR.

INTEGRAL FINANCIAL RESULT – THIS REPRESENTS THE NET EFFECT OF INTEREST EARNED AND INCURRED, EXCHANGE GAINS AND LOSSES AND MONETARY POSITION GAIN OR LOSS ON, WHICH IS THE RESULT OF MAINTAINING MONETARY ASSETS AND LIABILITIES WHOSE REAL PURCHASING POWER IS MODIFIED BY THE EFFECTS OF INFLATION.

FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EFFECTIVE EXCHANGE RATE AT THE DATE THE TRANSACTIONS ARE CARRIED OUT AND FOREIGN CURRENCY ASSETS AND LIABILITIES ARE ADJUSTED TO THE EXCHANGE RATE EFFECTIVE AT YEAR-END.

INCOME PER SHARE – BASIC INCOME (LOSS) PER ORDINARY SHARE IS CALCULATED BY DIVIDING CONSOLIDATED NET INCOME (LOSS) OF MAJORITY STOCKHOLDERS BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

COMPREHENSIVE INCOME (LOSS) – COMPREHENSIVE INCOME (LOSS) IS COMPRISED OF THE NET CONSOLIDATED INCOME FOR THE PERIOD PLUS

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(LESS) ANY GAINS OR LOSSES THAT UNDER SPECIFIC ACCOUNTING REGULATIONS ARE RECORDED DIRECTLY IN STOCKHOLDERS’ EQUITY, SUCH AS THE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS.

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STOCK EXCHANGE CODE: DESC	QUARTER: 2	YEAR: 2004

Annex 3

SHARE OWNERSHIP

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Pesos)
SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE
BOSQUES DE LAS LOMAS, S.A. DE C.V.	Real Estate Sector	34,051,500	100.00	71,069	71,069
OPERADORA DE NAYARIT, S.A. DE C.V.	Real Estate Sector	49	78.12	115,392	115,392
PROMOCIONES BOSQUES, S.A. DE C.V.	Real Estate Sector	100,402,106	99.99	411,021	411,021
CORPORATIVO DINE, S.A. DE C.V	Real Estate Sector	2,344,119,922	99.99	10,460	10,460
HOLDING DICOMEX, S.A. DE C.V	Real Estate Sector	70,870,000	50.00	89,140	89,140
TURISTICA AKKO, S.A. DE C.V.	Real Estate Sector	9,998	99.98	-1,844	-1,844
BOSQUES DE SANTA FE, S.A. DE C.V.	Real Estate Sector	1,361	99.92	-52,591	-52,591
CAÑA DE SANTA FE, S.A DE C.V.	Real Estate Sector	202,939,999	73.00	905,958	905,958
INMOBILIARIA DINE, S.A. DE C.V.	Real Estate Sector	36,710,199	99.99	93,143	93,143
CANTILES DE MITA	Real Estate Sector	115,003,237	98.09	2,106,739	2,106,739
CLUB DE GOLF PUNTA MITA, S.A. DE C.V.	Real Estate Sector	12,410,869	87.69	126,657	126,657
DESC AUTOMOTRIZ, S.A. DE C.V.	Autoparts Sector	700,968,215	100.00	3,180,400	3,180,400
CORFUERTE, S.A. DE C.V.	Food Sector	901,413,494	99.34	456,187	456,187
AGROKEN, S.A. DE C.V.	Food Sector	584,434,261	99.99	579,412	579,412
AUTHENTIC SPECIALITY FOODS	Food Sector	316,236	99.93	388,070	388,070
AGROBIOS CORPORATIVO	Food Sector	550,000	99.99	34,813	34,813
CID CENTRO DE INVESTIGACION Y DESARROLLO	Chemicals Sector	190,386,960	99.99	23,354	23,354
DIRECCION IRSA, S.A. DE C.V.	Chemicals Sector	4,201,800	99.99	-63,383	-63,383
FENOQUIMIA, S.A. DE C.V.	Chemicals Sector	5,000,000	99.97	-316,523	-316,523
FORESTACIONES OPERATIVAS DE MEXICO, S.A.	Chemicals Sector	31,658	99.98	10,030	10,030
GIRSA CORPORATIVO, S.A. DE C.V.	Chemicals Sector	41,510,000	99.99	10,801	10,801
GIRSA CONCENTRADORA S.A. DE C.V.	Chemicals Sector	615,124,721	99.99	827,537	827,537
H2ORIZONTES, S.A. DE C.V.	Chemicals Sector	50,000	99.89	-14,666	-14,666
QUIMIR, S.A. DE C.V.	Chemicals Sector	1,930,987	99.99	125,686	125,686
RESIRENE, S.A. DE C.V.	Chemicals Sector	236,058,979	99.99	180,842	180,842
TECNO INDUSTRIA RF, S.A. DE C.V.	Chemicals Sector	10,675,000	99.99	7,575	7,575
REXCEL, S.A. DE C.V.	Chemicals Sector	1,001,000	99.99	94,017	94,017
DYNASOL ELASTOMEROS, S.A. (ESPAÑA)	Chemicals Sector	1	50.00	435,515	435,515
DYNASOL GESTION, S.A.	Chemicals Sector	1	50.00	2,323	2,323
DYNASOL, L.L.C.	Chemicals Sector	1	50.00	18,552	18,552
INDUSTRIAS NEGROMEX, S.A. DE C.V.	Chemicals Sector	585,833,830	99.99	727,988	727,988
PLASTIGLAS DE MEXICO, S.A. DE C.V.	Chemicals Sector	200,778,201	94.99	102,331	102,331
BIOQUIMEX NATURAL, S.A. DE C.V.	Chemicals Sector	470,328,749	99.99	-10,240	-10,240
AEROPYCSA, S.A. DE C.V.	Service Companies	458,329,279	99.99	109,548	109,548
CORPORATIVO ARCOS DESC, S.A. DE C.V.	Service Companies	260,524,996	99.99	57,680	57,680
DESC CORPORATIVO, S.A. DE C.V.	Service Companies	266,253,830	99.99	-180,977	-180,977
BIG SOFT, S.A. DE C.V.	Service Companies	8,612,508	99.99	7,445	7,445
PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.	Service Companies	244,498	99.99	1,486	1,486
SERVICIOS CORPORATIVOS ARCOS, S.A.DE C.V.	Service Companies	449	99.77	1,653	1,653
OTHER SUBSIDIARIES (4) (NO. OF SUBS.:)		1	0	0	0

Associates

1. Others				10,672,600	10,672,600

OTHERS	SERVICE	1	100	194,767	194,767
		0	0	0	0
Other Permanent Investments					3,618,846

Total					14,486,213

www.desc.com.mx

STOCK EXCHANGE CODE:DESC	QUARTER: 2	YEAR: 2004

Annex 5

CREDITS BREAKDOWN

(Thousands of Pesos)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos
Banks			Until 1 Year	More Than 1 Year
				LT
Financial Institutions

IFC	15-Feb-06	3.300	0	0
IFC	15-Sep-09	4.900	0	0
IFC	15-Sep-09	10.350	0	0
DEG	28-Dec-06	4.125	0	0
CITIBANK NA (Syndicate)	23-Jun-06	3.820	0	0
CITIBANK NA (Syndicate)	23-Dec-08	3.800	0	0
BBVA BANCOMER (Syndicate)	23-Dec-08	9.609	0	845,755
Varios Arrend.	31-Dec-10	8.400	0	0
BANCO SANTANDER MEXICANO	31-Jan-07	10.024	3,263	5,697
BANCO SANTANDER MEXICANO	31-Jan-07	7.797	1,029	1,640
INBURSA	31-Aug-04	12.540	15,000	0
INBURSA	28-Feb-07	12.900	5,004	29,996
BANAMEX-CITIBANK	16-May-08	8.061	1,603	8,057
COMERICA BANK	26-Jul-04	2.670	0	0
COMERICA BANK	13-Dec-04	3.895	0	0
COMERICA BANK	9-Jul-04	2.630	0	0
COMERICA BANK	19-Jul-04	2.630	0	0
COMERICA BANK	9-Aug-04	2.830	0	0
COMERICA BANK	20-Jul-04	2.630	0	0
COMERICA BANK	9-Jul-04	2.600	0	0
COMERICA BANK	20-Jul-04	2.830	0	0

TOTAL BANKS			25,899	891,145

Credit Type / Institution	Amortization Date	Rate of Interest	Amortization of Credits in Foreign Currency with National Entities (Thousands of $)
			Time Interval
Banks			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
			ST		LP
Financial Institutions

IFC	15-Feb-06	3.300	0	0	0	0	0	0
IFC	15-Sep-09	4.900	0	0	0	0	0	0
IFC	15-Sep-09	10.350	0	0	0	0	0	0
DEG	28-Dec-06	4.125	0	0	0	0	0	0
CITIBANK NA (Syndicate)	23-Jun-06	3.820	0	0	0	0	0	0
CITIBANK NA (Syndicate)	23-Dec-08	3.800	0	0	0	0	0	0
BBVA BANCOMER (Syndicate)	23-Dec-08	9.609	0	0	0	0	0	0
Varios Arrend.	31-Dec-10	8.400	0	0	0	0	0	0
BANCO SANTANDER MEXICANO	31-Jan-07	10.024	0	0	0	0	0	0
BANCO SANTANDER MEXICANO	31-Jan-07	7.797	0	0	0	0	0	0
INBURSA	31-Aug-04	12.540	0	0	0	0	0	0
INBURSA	28-Feb-07	12.900	0	0	0	0	0	0
BANAMEX-CITIBANK	16-May-08	8.061	0	0	0	0	0	0
COMERICA BANK	26-Jul-04	2.670	0	0	0	0	0	0
COMERICA BANK	13-Dec-04	3.895	0	0	0	0	0	0
COMERICA BANK	9-Jul-04	2.630	0	0	0	0	0	0
COMERICA BANK	19-Jul-04	2.630	0	0	0	0	0	0
COMERICA BANK	9-Aug-04	2.830	0	0	0	0	0	0
COMERICA BANK	20-Jul-04	2.630	0	0	0	0	0	0
COMERICA BANK	9-Jul-04	2.600	0	0	0	0	0	0
COMERICA BANK	20-Jul-04	2.830	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0

Credit Type / Institution	Amortization Date	Rate of Interest	Amortization of Credits in Foreign Currency with foreign entities (Thousands of $)
			Time Interval
Banks			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
			ST		LP
Financial Institutions

IFC	15-Feb-06	3.300	8,232	8,232	16,479	0	0	0
IFC	15-Sep-09	4.900	37,056	37,056	74,124	74,124	74,124	111,169
IFC	15-Sep-09	10.350	49,416	49,416	98,821	98,821	98,821	148,247
DEG	28-Dec-06	4.125	2,383	1,211	2,410	1,226	0	0
CITIBANK NA (Syndicate)	23-Jun-06	3.820	0	0	691,782	0	0	0
CITIBANK NA (Syndicate)	23-Dec-08	3.800	0	0		251,774	1,713,117	1,713,117
BBVA BANCOMER (Syndicate)	23-Dec-08	9.609	0	0	0	0	0	0
Varios Arrend.	31-Dec-10	8.400	3,110	0	6,676	7,356	8,105	24,944
BANCO SANTANDER MEXICANO	31-Jan-07	10.024	0	0	0	0	0	0
BANCO SANTANDER MEXICANO	31-Jan-07	7.797	0	0	0	0	0	0
INBURSA	31-Aug-04	12.540	0	0	0	0	0	0
INBURSA	28-Feb-07	12.900	0	0	0	0	0	0
BANAMEX-CITIBANK	16-May-08	8.061	0	0	0	0	0	0
COMERICA BANK	26-Jul-04	2.670	57,649	0	0	0	0	0
COMERICA BANK	13-Dec-04	3.895	92,238	0	0	0	0	0
COMERICA BANK	9-Jul-04	2.630	18,217	0	0	0	0	0
COMERICA BANK	19-Jul-04	2.630	12,567	0	0	0	0	0
COMERICA BANK	9-Aug-04	2.830	17,675	0	0	0	0	0
COMERICA BANK	20-Jul-04	2.630	5,938	0	0	0	0	0
COMERICA BANK	9-Jul-04	2.600	3,793	0	0	0	0	0
COMERICA BANK	20-Jul-04	2.830	2,744	0	0	0	0	0

TOTAL BANKS			311,018	95,915	890,292	433,301	1,894,167	1,997,477

LISTED IN THE MEXICAN STOCK EXCHANGE	Amortization Date	Rate of Interest	Denominated in Pesos
			Until 1 Year	More Than 1 Year
UNSECURED DEBT

UDIBONOS	10/21/2006	9.00	0	1,105,368
UDIBONOS	7/13/2007	8.20	0	1,216,480

			0	2,321,848

TOTAL STOCK EXCHANGE
SUPPLIERS
OTHERS			852,066	0

TOTAL SUPPLIERS			852,066	0

OTHERS			1,254,055	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,254,055	0

			2,132,020	3,212,993

LISTED IN THE MEXICAN STOCK EXCHANGE	Amortization Date	Rate of Interest	Amortization of Credits in Foreign Currency with National Entities (Thousands of $)
			Time Interval
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
UNSECURED DEBT

UDIBONOS	10/21/2006	9.00	0	0	0	0	0	0
UDIBONOS	7/13/2007	8.20	0	0	0	0	0	0

			0	0	0	0	0	0

TOTAL STOCK EXCHANGE
SUPPLIERS
OTHERS			0	0	0	0	0	0

TOTAL SUPPLIERS			0	0	0	0	0	0

OTHERS			0	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	0	0	0	0	0

			0	0	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE	Amortization Date	Rate of Interest	Amortization of Credits in Foreign Currency with foreign entities (Thousands of $)
			Time Interval
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
UNSECURED DEBT

UDIBONOS	10/21/2006	9.00	0	0	0	0	0	0
UDIBONOS	7/13/2007	8.20	0	0	0	0	0	0

			0	0	0	0	0	0

TOTAL STOCK EXCHANGE
SUPPLIERS			0

OTHERS			0	1,277,649	0	0	0	0

TOTAL SUPPLIERS			0	1,277,649	0	0	0	0

OTHERS			0	410,647	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	410,647	0	0	0	0

			311,018	1,784,211	890,292	433,301	1,894,167	1,997,477

www.desc.com.mx

STOCK EXCHANGE CODE:DESC	QUARTER:2	YEAR: 2004

Annex 6

MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
TOTAL ASSETS	373,716	4,308,835	0	0	4,308,835
LIABILITIES POSITION	671,242	7,739,214	0	0	7,739,214
SHORT TERM LIABILITIES POSITION	182,173	2,100,395	0	0	2,100,395
LONG TERM LIABILITIES POSITION	489,069	5,638,819	0	0	5,638,819

NET BALANCE	-297,525	-3,430,379	0	0	-3,430,379

www.desc.com.mx

STOCK EXCHANGE CODE:DESC	QUATER:2	YEAR: 2004

Annex 7

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	8,510,174	17,409,609	-8,899,435	0.62	55,176
FEBRUARY	8,113,410	16,999,728	-8,886,318	0.60	53,318
MARCH	8,464,305	17,284,129	-8,819,824	0.34	29,987
APRIL	8,433,157	17,308,405	-8,875,248	0.15	13,313
MAY	8,971,625	15,240,257	-6,268,632	-0.25	-15,672
JUNE	9,046,923	15,147,581	-6,100,658	0.16	9,761
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER

UPDATED INFORMATION
CAPITALIZATION					-11,745
FOREIGN CORP.
OTHER

TOTAL					134,138

www.desc.com.mx

STOCK EXCHANGE CODE:DESC	QUATER:1	YEAR: 2004

Bonds and Medium Term Notes Listing in Stock Market (1)

Annex 8

Financial Covenants Based on Issuances or Instruments

-1 Interest Coverage.

The amount obtained by dividing the sum of (i) the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters by (ii) consolidated financial expense during such period. The borrower will not permit the ratio to be less than 2.25 for such period.

-2 Capitalization.

The amount obtained by dividing, (i) total debt with cost minus cash plus fifty million dollars, by (ii) net assets plus total debt with cost minus cash plus fifty million dollars. The borrower will not permit the ratio to be higher than .55 times.

-3 Leverage Ratio.

The amount obtained by dividing (i) total debt with cost minus cash plus fifty million dollars, by (ii) the sum of the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters. The borrower will not permit the ratio to exceed 4.35 times.

Current Status of Financial Covenants

(1) Interest Coverage.	2.67
(2) Capitalization.	0.40
(3) Leverage Ratio.	4.09

www.desc.com.mx

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:DESC	QUARTER:2	YEAR: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9	CONSOLIDATED

	PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION %
	EJES TRACTIVOS, S.A. DE C.V.	REAR AXLES ASSEMBLY (ENSAMBLADO)	320	22%
	EJES TRACTIVOS, S.A. DE C.V.	REAR AXLES TRACTOR LINE (PIECES)	565	92%
	PISTONES MORESA, S.A. DE C.V. (SALTILLO)	PISTONS (PIECES)	1,200	72%
	PISTONES MORESA, S.A. DE C.V. (CELAYA)	PISTONS (PIECES)	11,800	35%
	MORESTANA, S.A. DE C.V.	TAPPETS (PIECES)	14,238	51%
	PISTONES MORESA, S.A. DE C.V.	PISTON PINS (PIECES)	23,500	46%
	ENGRANES CONICOS, S.A. DE C.V.	GEARS (SETS)	933	91%
	PRODUCTOS ESTAMPADOS DE MEXICO, S.A. DE C.V.	STAMPED (A) (STROKES)	32,000	24%
	VELCON, S.A. DE C.V.	CONSTANT VELOCITY JOINTS (PIECES)	2,900	64%
	TRANSMISIONES TSP, S.A DE C.V.	TRANSMISSIONS (MEDIUM & HEAVY TRANSMISSIONS)	69	34%
	TREMEC, S.A. DE C.V.	TRANSMISSIONS (LIGHT TRANSMISSIONS)	282	57%
	TREMEC, S.A. DE C.V.	TRANSMISSIONS (HEAVY DUTTY COMPOMENTS)	2,267	55%
	CARDANES, S.A. DE C.V.	PROPELLER SHAFTS ASSEMBLY (ENSAMBLE) (PIECES)	585	50%
	CARDANES, S.A. DE C.V.	PROPELLER SHAFTS TRACTOR LINE (PIECES)	756	84%
	HAYES WHEELS ACERO, S.A. DE C.V.	STEEL WHEELS (PIECES)	6,100	38%
	AUTOMETALES, S.A. DE .CV.	IRON FOUNDRY (TONS.)	24	82%
	TF VICTOR, S.A. DE C.V.	GASKETS, SEALS, MOTOR PARTS (PIECES)	24,275	42%
	FORJAS SPICER, S.A. DE C.V.	PRECISION FORGES (TONS.)	50	72%
1	COATZACOALCOS, VER.	POLYSTYRENE (TONS)	75,000	94%
2	XICOHTZINGO,TLAX.	POLYSTYRENE (TONS)	75,000	63%
3	ALTAMIRA, TAMPS. (Dynasol)	SYNTHETIC RUBBER (TONS)	84,000	99%
4	ALTAMIRA, TAMPS. (INSA)	SYNTHETIC RUBBER (TONS)	96,000	82%
5	ALTAMIRA, TAMPS. (PARATEC)	SYNTHETIC RUBBER (TONS)	24,000	57%
6	COATZACOALCOS, VER.	PHOSPHATE (TONS)	100,000	100%
7	TULTITLAN, EDO. MEX.	PHOSPHATE (TONS)	85,000	68%
8	LECHERIA, EDO. MEX.	PHOSPHATE (TONS)	40,000	42%
9	ALTAMIRA, TAMPS.	CARBON BLACK (TONS)	120,000	99%
10	OCOYOACAC, EDO. MEX.	ACRYLIC SHEET (TONS)	7,740	100%
11	SAN LUIS POTOSI. S.L.P.	ACRYLIC SHEET (TONS)	5,007	100%
12	LERMA, EDO. MEX.	MELAMINE LAMINATES (K M2)	4,700	81%
13	ZITACUARO, MICH.	PARTICLE BOARD (K M2)	10,270	100%

OBSERVACIONES:

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:DESC	QUARTER:2	YEAR: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

	PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION %
1	MERIDA	MILL (ton/month)	25,000	85%
2	IRAPUATO	MILL (ton/month)	12,000	15%
3	PENINSULA	HOG (thousands)	35	100%
4	MÉRIDA	SLAUGHTER HOUSE	222	90%
5	PENJAMO	SLAUGHTER HOUSE	125	100%
7	MOCHIS (SANTA ROSA)	FRESH TOMATO PROCESSING (TONS/DAY IN 100 DAYS)	3,000	6%
8		TOMATO PRODUCTS IN TETRABRIK CONTAINER (MILLION OF CASES)	6	93.0%
	MOCHIS (LA CORONA)	CANNED VEGETABLES (TONS)	72,567	40%
		CANNED VEGETABLES (MILLIONS OF CASES)	7	40%
9	MAZATLAN	TUNA (thousands boxes)	2,500	74.0%
	OAXACA	COFEE (TONS/MONTH)	212.00	56.8%
10	ROSEMEAD, CALIFORNIA	SALSA & CANNED VEGETABLES (thousands lb)	166,226	23.0%
11
12

www.desc.com.mx

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:DESC	QUARTER: 2	YEAR: 2004

MAIN RAW MATERIALS

ANNEX 10	CONSOLIDATED

	DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
1	LAMINATE	HYLSA, S. A. DE C.V.	STEEL	MC STEEL	NO
2	STEEL	INDUSTRIAS CH, S. A.	STEEL	MITSUBISHI	YES
3	ALUMINUM	NACOBRE	LAMINATE	NISHO OWAI	NO
4	COLOR PAINTS	P.P.G. INDUSTRIAS DE MEXICO, S. A. DE C.V.	STEEL	TOTH INDUSTRIES	NO
5	LAMINATE	AHMSA	AUTOMOTIVE PARTS	DANA CO.	NO
6	COLOR PAINTS	DUPONT DE MEXICO	FORGE	GSB FORJA	NO
7	RODAMIENTOS	KOYO DE MEXICO	LAMINATE	DAEWOO CORP.	NO
8	RODAMIENTOS	TIMKEM	ALUMINUM	REYNOLDS METAL	YES
9	LAMINATE	GENERAL MOTORS	RODAMIENTOS	THE TIMKEN CO.	NO
10			FORGE	THYSSEN PRECISION FORGE	NO
11
12
13	STYRENE	PEMEX	STYRENE	STERLING, MITSUI
14	BUTADIEN		BUTADIEN	SHELL, POLIMERI EUROPA, BP CHEMICAL,
15				EQUISTAR, SABIC, REPSOL QUIMICA
16	METHANOL	PEMEX	METHANOL	CELANESE, PETROCEL

17	TOLUEN	PEMEX
18
19	NATURAL GAS	PEMEX
20	PHOSPHORIC ACID MERCANTILE	RHODIA MEXICANA
21	PHOSPHORIC ACID (TECHNICAL)	RHODIA MEXICANA

22			ACETOCYANOHIDRINE	BP CHEMICAL
23
24	FRESH JALAPEÑO	OWN PRODUCTION & FRESH MARKET ( VARIOUS )
25	FRESH TOMATO	OWN PRODUCTION & FRESH MARKET ( VARIOUS )
26	FRESH TOMATILLO	OWN PRODUCTION & FRESH MARKET ( VARIOUS )
27	TETRABRIK CONTAINER	TETRAPAK
28	METALLIC CAN	GRUPO ZAPATA
29	METALLIC CAN	ZAPATA ENVASES
30	CORN OIL	ARANCIA CORN PRODUCTS
31	SHIPPING CARTON	CELULOSA Y CORRUGADOS
32	SHIPPING CARTON	EMPAQUE DE CARTON TITAN
33			TOMATO PASTE	MORNING STAR	OK
34			REYNOLD´S ITEMS	REYNOLDS
35	VARIOUS
36	METALLIC CAN	ENVASES DE SINALOA
37	DIESEL	PEMEX
38			VEGETABLES	RIO FARMS
39			VEGETABLES	WOOLF ENTERPRISES
40			PACKAGING MATERIAL - GLASS	OWENS BROCKWAY
41			PACKAGING MATERIAL - CANS	PECHINEY PLASTIC
42	HOG GENETIC	PIC
			GRAIN	CARGILL	OK

www.desc.com.mx

STOCK EXCHANGE CODE:DESC	QUARTER: 2	YEAR: 2004

Annex 11

SALES DISTRIBUTION BY PRODUCT

DOMESTIC SALES

MAIN PRODUCTS	Total Production		SALES		MARKET SHARES (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
AUTOPARTS SECTOR		0	0	1,384,499
CHEMICAL SECTOR		0	0	2,272,167
FOOD SECTOR		0	0	1,445,463
REAL ESTATE SECTOR		0	0	624,691
COMPANIES OF OTHER SERVICES		0	0	6,934

TOTAL				5,733,754

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

MAIN PRODUCTS	Total Production		SALES		MARKET SHARES (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
AUTOPARTS SECTOR		0	0	2,858,922
CHEMICAL SECTOR		0	0	1,791,182
FOOD SECTOR		0	0	656,035

TOTAL				5,306,140

www.desc.com.mx

STOCK EXCHANGE CODE:DESC	QUARTER: 2	YEAR: 2004

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

Series	Nominal Value	Valid Cupon	Number of Shares				Capital Stock (Thousands of Pesos)
			Fixed Portion	Variable Portion	Mexican	Unrestricted	Fixed	Variable
A	0.01300	20	1,166,108,597		—	1,166,108,597	15,159
B	0.01300	20		1,115,690,363	—	1,115,690,363		14,504
				—
Total			1,166,108,597	1,115,690,363	—	2,281,798,960	15,159	14,504

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION IS SENT:

2,281,798,960

SHARES PROPORTION BY:

CPO´S:

UNITS:

ADRS´s:

GDRS´s:

ADS´s:

GDS´s:

Repurchased own shares
Market value of the share
Series	Number of Shares	At repurchase	At Quarter

www.desc.com.mx

General Data of the Issuer:
Corporate Name:	Desc, S.A. de C.V.
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	eloy.vega@desc.com.mx
Internet Address	www.desc.com.mx

Fiscal Data of the Issuer:
RFC of Company:	DES9405182F1
Domicile:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.

Responsibility for Payments:
Name:	Lic. Jorge Francisco Padilla Ezeta
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	jorge.padilla@desc.com.mx

Data with respect to officers:
Mexican Stock
Exchange equivalent:	Chairman of the Board of Directors
Title at company:	Chairman and Chief Executive Officer
Name:	Mr. Fernando Senderos Mestre
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98

Mexican Stock
Exchange equivalent:	General Manager
Title at company:	Chief Executive Corporate Area
Name:	Ing. Juan Marco Gutierrez Wanless
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	juan.gwanless@desc.com.mx

Mexican Stock
Exchange equivalent:	Chief Financial Officer
Title at company:	Director of Finance
Name:	Lic. Arturo D’Acosta Ruiz
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	arturo.dacosta@.desc.com.mx

Mexican Stock
Exchange equivalent:	Officer in Charge of Sending Quarterly Financial Information
Title at company:	Corporate Manager of Financial Information
Name:	Lic. Jorge Francisco Padilla Ezeta
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	jorge.padilla@desc.com.mx

Mexican Stock
Exchange equivalent:	Alternate Officer in Charge of Sending Quarterly Financial Information
Title at company:	Corporate Comptroller
Name:	Lic. Eduardo Philibert Garza
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-96
E-Mail:	eduardo.philibert@desc.com.mx

Mexican Stock
Exchange equivalent:	Officer Responsible for Legal Affairs
Title at company:	General Counsel
Name:	Lic. Ramon Estrada Rivera
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	ramon.estrada@desc.com.mx

Mexican Stock
Exchange equivalent:	Secretary of the Board of Directors
Title at company:	Secretary of the Board of Directors
Name:	C.P. Ernesto Vega Velasco
Address:	Bosque de Ciruelos No. 130 Room 1203
City:	Bosques de las Lomas
Zip Code:	11700
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-60
E-Mail:	ernesto.vega@desc.com.mx

Mexican Stock
Exchange equivalent:	Officer in Charge of Providing Information to Investors
Title at company:	Corporate Manager of Financial Information
Name:	Lic. Jorge Francisco Padilla Ezeta
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	jorge.padilla@desc.com.mx

Mexican Stock
Exchange equivalent:	Officer Authorized to Send Information via Emisnet
Title at company:	Chief Financial Officer
Name:	Lic. Arturo D’Acosta Ruiz
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	arturo.dacosta@desc.com.mx

Mexican Stock
Exchange equivalent:	Officer Authorized to Send Relevant Events via Emisnet
Title at company:	Secretary of the Board of Directors
Name:	C.P. Ernesto Vega Velasco
Address:	Bosque de Ciruelos No. 130 Room 1203
City:	Bosques de las Lomas
Zip Code:	11700
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-60
E-Mail:	ernesto.vega@desc.com.mx

www.desc.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desc, S.A. de C.V.
(Registrant)

Date: July 28, 2004	By	/s/ Arturo D’Acosta Ruiz
(Signature)

	Name:	Arturo D’Acosta Ruiz
	Title:	Chief Financial Officer